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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ___________
                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ___________

                            MERCATOR SOFTWARE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                  ___________

All Options to Purchase Common Stock, Par Value $0.01 Per Share, Granted Under
                    The Mercator 1997 Equity Incentive Plan
                        (Title of Class of Securities)

                                  ___________

                                  587587 10 6
               (CUSIP Number of Underlying Class of Securities)
                           (Underlying Common Stock)
                                  ___________

                                  Roy C. King
                President, Chairman and Chief Executive Officer
                            Mercator Software, Inc.
                                45 Danbury Road
                        Wilton, Connecticut 06897-0840
  (name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                  copies to:
          Gerald E. Klein, Esq.              Paul A. Soden, Esq.
          General Counsel and Secretary      Gould & Wilkie LLP
          Mercator Software, Inc.            One Chase Manhattan Plaza
          45 Danbury Road                    58th floor
          Wilton, Connecticut 06897-0840     New York, New York 10005
          (203) 761-8600                     (212) 344-5680

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                   Amount of Filing Fee
--------------------------------------  ----------------------------------------
          $5,859,008                                 $1,172
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,271,361 shares of common stock of Mercator Software, Inc. having an aggregate value as of September 10, 2001 of $5,859,008 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:       Not applicable.
     Form or Registration No.:     Not applicable.
     Filing party:                 Not applicable.
     Date filed:                   Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [_] third party tender offer subject to Rule 14d-1.

 [X] issuer tender offer subject to Rule 13e-4.

 [_] going-private transaction subject to Rule 13e-3.

 [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                       I
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INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange all outstanding options to purchase shares of our common stock, par value $0.01 per share ("Common Stock") held by certain individuals for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 17, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit
(a)(1)(B) (the "Letter of Transmittal"). We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange.

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1  SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet in the Offer to Exchange attached hereto as Exhibit (a)(1)(A) is incorporated herein by reference.

ITEM 2  SUBJECT COMPANY INFORMATION
     (a) The name of the Issuer is Mercator Software, Inc., a Delaware corporation (the "Company"), the address is 45 Danbury Road, Wilton, Connecticut 06897-0840, the telephone number of its principal executive offices is (203) 761-8600. The information set forth in the Offer to Exchange under Section 9 ("Information concerning Mercator") is incorporated herein by reference.

                                       II
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     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the
Company to all eligible individuals to exchange all options outstanding under the Mercator Software, Inc. 1997 Equity Incentive Plan (the "EIP") (the "Options") for new options (the "New Options") to purchase shares of Common Stock under the EIP, upon the terms and subject to the conditions described in the Offer to Exchange, the related cover letter and the Letter of Transmittal (collectively, as they may be amended from time to time, the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to one-half the number of shares of Common Stock that are properly tendered and are accepted for exchange.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options, Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3  IDENTITY AND BACKGROUND OF FILING PERSON
     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4  TERMS OF THE TRANSACTION
     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options, Expiration Date"),
Section 3 (Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plan attached hereto as Exhibit (d)(1) contains information regarding the subject securities.

ITEM 6  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

                                      III

ITEM 7  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

ITEM 8  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Not applicable.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10 FINANCIAL STATEMENTS

  Item 10.  Financial Statements.

  (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Mercator Software, Inc.") and Section 16 ("Additional Information") and on pages 3 through 24 of the company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, 2 through 22 of the company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, pages 13 through 24 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and is incorporated herein by reference.

  (b) Pro Forma Information.

  Not applicable.

ITEM 11  ADDITIONAL INFORMATION

  (a) Agreements, Regulatory Requirements and Legal Proceedings.

  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b) Other Material Information.

  Not applicable.

ITEM 12  EXHIBITS

(a)(1)(A)  Offer to Exchange dated September 17, 2001.
(a)(1)(B)  Form of Letter of Transmittal.
(a)(1)(C)  Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)  Form of Letter to Tendering Option Holders Regarding Acceptance
               of Tendered Options.
(a)(5)     Text of Press Release, issued September 17, 2001.
(b)        Not applicable.

                                       IV
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(d)(1)     Mercator Software, Inc. 1997 Equity Incentive Plan.
(d)(2)     Form of Option Agreement pursuant to the Mercator Software, Inc. 1997
               Equity Incentive Plan.
(g)        Not applicable.
(h)        Not applicable.


                 SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                     Mercator Software, Inc.


                     /s/ Roy C. King
                     --------------------------------
                     Roy C. King
                     President, Chairman and Chief
                     Executive Officer


Date:  September 17, 2001


               INDEX TO EXHIBITS

Exhibit
Number                            Description
-------      ----------------------------------------------------------------

(a)(1)(A)    Offer to Exchange dated September 17, 2001.
(a)(1)(B)    Form of Letter of Transmittal.
(a)(1)(C)    Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(5)       Text of Press Release, issued September 17, 2001.
(d)(1)       Mercator Software, Inc. 1997 Equity Incentive Plan.
(d)(2) Form of Option Agreement pursuant to the Mercator Software, Inc. 1997 Equity Incentive Plan.

                                       V